September 12, 2022
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Megan Akst, Senior Staff Accountant and Christine Dietz, Senior Staff Accountant
Re: Unisys Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed February 22, 2022
Form 8-K furnished August 3, 2022
File No. 001-08729
Dear Ms. Akst and Ms. Dietz:
On behalf of Unisys Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated August 31, 2022. For your convenience, we have repeated the comments set forth in the Staff’s letter in bold text below and followed the comment with the Company’s response.
* * *
Form 10-K for the fiscal year ended December 31, 2021
Consolidated Financial Statements
Note 1 - Summary of significant accounting policies Revenue recognition, page 42
Comment 1
We note your disclosure that managed services, application management, business process outsourcing and other cloud-based services arrangements, generally consist of a single performance obligation comprised of services that are substantially the same, have the same pattern of transfer but that the promise to transfer the individual services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. This differs from your prior disclosures and your responses to comments 3 and 5 of your letter dated April 18, 2019 which appear to indicate that these services were distinct and that you were applying the series guidance. Supplementally explain what has changed, why the series guidance is no longer applied and tell us what accounting guidance you have applied when determining these services are not distinct and should be combined into one performance obligation.
Response to Comment 1
The Company’s revenue recognition policy has not changed. Going forward our Form 10-K disclosure will state the following: In managed services, application management, business process outsourcing and other cloud-based services arrangements, the arrangement generally consists of a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer. The company applies a measure of progress (typically time-based) to any fixed consideration and allocates variable consideration to the periods of service, which are typically monthly or quarterly, based on usage. As a result, revenue is recognized over the period the services are provided either on a straight-line basis or on a usage basis, depending on the terms of the arrangement (such as whether the company is standing ready to perform or whether the contract has usage-based metrics). This results in revenue recognition that corresponds with the value to the client of the services transferred to date relative to the remaining services promised.
Comment 2
Further explain how you generate revenues from application management services (i.e., nature of services provided and the material terms of the contracts with your customers) and how the criteria of ASC 606 is applied. Refer to ASC 606-10-25-14 through 25-22.
Response to Comment 2
Application management is the process of streamlining an organization’s portfolio of applications in an effort to increase utilization and efficiency, improve business performance and enhance the customer experience. The Company’s application management services are priced and invoiced on either a fixed-price, usage or time-and-material basis, generally with a three to five year term and with payment due monthly or annually in advance. Occasionally the contracts contain predetermined and measurable service level agreement penalties, however the Company has an established history of meeting these criteria without incurring significant penalties. Depending on the terms of the contract, the customer may or may not have the right to cancel the arrangement for convenience within a set notice period.
For each fixed price or usage based contract, the Company assesses the individual services and licenses promised in the customer contract and identifies as a performance obligation each promise to transfer to the customer a service or a license (or bundle of services and/or licenses) that is distinct. Additionally, the Company identifies as a performance obligation its promise to transfer to the customer a series of goods or services that are substantially the same and that have the same pattern of transfer to the customer.
In these arrangements, the Company typically provides continuous or stand-ready services to the customer over stated periods that are substantially the same and have a similar pattern of transfer, and the Company accounts for these services as a single performance obligation. For those contracts that include the sale of a software license, the software license is considered a separate performance obligation. In those cases, revenue for an initial software license is recognized when the customer obtains control of the license (which is usually the inception of the license term); and revenue from an extension or renewal of a license is recognized when the extension or renewal term begins.
These contracts sometimes include setup activities, however these activities provide no incremental benefit to the customer beyond enabling the customer to access the service, and so they are not considered a performance obligation pursuant to ASC 606-10-25-19. Any fees charged to the customer to compensate for these activities are accounted for as an up-front payment.
Note 8 - Income taxes, page 52
Comment 3
You disclose on page 22 that the change in income taxes from fiscal 2020 to 2021 is primarily due to a $51.5 million benefit related to the pension plan settlement losses. However, based on the reconciliation of your effective tax rate on page 52, there appears to be other factors that contributed to the change in your tax provision (benefit) during this period. Please revise to include a quantitative discussion in your MD&A of each of the factors that contributed significantly to your tax provision (benefit) and discuss any material items that are not expected to impact your effective tax rate in the future. Refer to Item 303 of Regulation S-K. In addition, revise your footnote disclosures to include a discussion of any significant reconciling items as well as to provide additional insight into the offsetting items that effected the valuation allowance as noted on page 53.
Response to Comment 3
Other than the tax benefits for pension settlements and tax rate changes, there are no other factors that contributed significantly to the year over year change in the tax provision or benefit.
In future filings, the Company will include a discussion of any significant reconciling items in the effective tax rate reconciliation and comments as to whether such items are anticipated to impact the income tax provision or benefit in the future. Additionally going forward in our Form 10-K, the Company will provide insight into the offsetting items that impacted the valuation allowance as noted on page 53 including items impacting the income tax provision or benefit as well as those impacting the balance sheet only. For the last two years the further disaggregated activity impacting the valuation allowance was as follows:
During 2021, the company’s valuation allowance declined by $45.3 million principally due to increases related to actuarial pension adjustments of $99.5 million, expired net operating losses/tax credits of $50.0 million and translation adjustments of $18.4 million offset by recognition of a net income tax expense of $(102.1) million (which includes U.S. pension activity of $(84.9) million), and other activity of $(20.5) million.
During 2020, the company’s valuation allowance declined by $253.2 million principally due to increases related to the recognition of a net income tax benefit of $189.0 million (which includes U.S. pension activity of $141.7 million), actuarial pension adjustments of $41.8 million, expired net operating losses/tax credits of $28.9 million and other activity of $14.4 million offset by translation adjustments of $(20.9) million.
Note 21 - Segment information, page 76
Comment 4
We note that a significant amount of the company’s revenue is derived from international operations. Tell us whether any individual foreign county included within the “other foreign” revenue category is material and how you considered the guidance in ASC 28010-50-41(a) to disclose those revenues.
Response to Comment 4
Similar to the 10 percent tests provided in ASC 280-10-50-12, the Company uses a 10% threshold when disclosing geographic area information in its segment footnote. On page 78 of the Company’s Form 10-K, the Company discloses its geographic breakdown of revenue. For international revenue, the only country that was 10% or more of total revenue was the United Kingdom. There was no individual country included in “other foreign” that amounted to 10% or more of total revenue.

Note 22 - Remaining performance obligations, page 79
Comment 5
We note your disclosure here and on page 23 of your Form 10-Q for the quarterly period ended June 30, 2022. Please revise to disclose in what periods you expect to recognize the additional remaining performance obligations and how your current disclosures reflect the appropriate time bands for your arrangements. In this regard, we note that you only disclose here the amount to be recognized in 2022 and in the Form 10-Q you only disclose amounts to be recognized in 2022 and 2023. Refer to ASC 606-10-50-13(b).
Response to Comment 5
In future filings, the Company will disclose additional time bands for the run off of its remaining performance obligations.
The amounts at December 31, 2021 were as follows: At December 31, 2021, the company had approximately $0.7 billion of remaining performance obligations estimated to be recognized as revenue as follows: 2022, 34%; 2023, 29%; 2024, 16%; and 21% thereafter.
The amounts at June 30, 2022 were as follows: At June 30, 2022, the company had approximately $0.6 billion of remaining performance obligations estimated to be recognized as revenue as follows: remainder of 2022, 19%; 2023, 35%; 2024, 19%; and 27% thereafter.
Form 8-K furnished August 3, 2022
2022 Financial Guidance, page 3
Comment 6
Please revise to include a quantitative reconciliation of your FY 2022 financial guidance non-GAAP measures to the most directly comparable GAAP measures, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
Response to Comment 6
A reconciliation of the FY 2022 financial guidance non-GAAP measures to the most directly comparable GAAP measure in the Company’s Form 8-K furnished August 3, 2022 was not practicable without unreasonable effort due to significant uncertainty of certain items included/excluded from the GAAP financial measures. These items, which include the future impact of postretirement expense and other cost-reduction activities and other expenses, are difficult to predict and could be material to the Company’s results of operations in accordance with GAAP.
In the future if the Company discloses financial guidance that includes non-GAAP measures, it will provide a reconciliation of such non-GAAP measures to the most directly comparable GAAP measures unless such reconciliation is not practicable without unreasonable effort, in which case the Company will include a statement to that effect.
In addition, the Company acknowledges that:
•the Company and its management are responsible for the accuracy and adequacy of the disclosures in the filings;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hopes that the above is responsive to the Staff’s comments.
Very truly yours,
UNISYS CORPORATION
/s/ Erin Mannix
Vice President and Chief Accounting Officer
(Chief Accounting Officer)

CC: PricewaterhouseCoopers LLP